SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 19, 2002

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant as specified in its charter)

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Free translation letter to the Comision Nacional de Valores in relation to the Bonds Series C (the “Series C Bonds”) issued by Telecom Argentina under the Global Program B	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: November 19, 2002	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

FREE TRANSLATION

November 15, 2002

COMISIÓN NACIONAL DE VALORES

Dear Sirs,

Re.: Series C - Bonds under Global Program B

I am writing you as Responsible for Market Relations of Telecom Argentina STET - France Telecom S.A. (“Telecom Argetnina”) in relation to the Bonds Series C (the “Series C Bonds”) issued by Telecom Argentina under the Global Program B.

On November 15 the last payment and full amortization of the outstanding amount the Series C Bonds equivalent to US$126,127,000 becomes due.

Therefore, and following that informed in due time, we reiterate that the Board of Directors of the Telecom Argentina has resolved to suspend the payments of principal and interest of all the financial debt of the company. This suspension includes the payment of principal and interest of the Series C Bonds.

Yours sincerely,

Pedro Insussarry
Responsible for Market Relations
Telecom Argentina STET - France Telecom S.A.